Exhibit 1.2 (A)

NOTE

$2,867,000	October 11, 2006

For value received, Resolve Staffing, Inc., a Nevada corporation with its principal corporate offices located at 3235 Omni Drive, Cincinnati, Ohio 45245 ("Maker"), hereby promises to pay to the order of JC KOSCO, LLC, a New York limited liability company ("Holder"), the sum of Two Million Eight Hundred Sixty Seven Thousand Dollars ($2,867,000) together with all accrued interest from the date hereof at a per annum rate of five and three tenths percent (5.3%). Maker will pay the unpaid principal and interest in monthly installments of $125,636.75, with the first such payment due and payable on November 11, 2006 and subsequent payments due and payable on the first of each month thereafter through October 11, 2008. Notwithstanding the forgoing, Maker will pay Holder an additional $6,000 in each of November and December 2006.

Notwithstanding the provisions of the previous paragraph, if the gross sales of the KTF, INC. offices in any one month are greater or less than those sales were for the corresponding month of sales in 2005, then the amount Maker is to pay the next calendar month will be increased or decreased by the same percentage amount by which the KTF, INC. sales exceeded or were less than the KTF, INC. sales for that same month in 2005, provided, however, that the increase or decrease will be not more than twenty percent (20%) of the specified installment payment of $125,636.75. Thus, if the gross sales of the KTF, INC. offices for November 2006 are $1,089,000, i.e., ten percent (10%) more than the $990,000 of sales in November 2005, then Maker will pay Holder one hundred ten percent (110%) of $125,636.75 or $138,200.43 on December 11, 2006. Correspondingly, if the gross sales for December 2006 are only seventy- seven percent (77%) of the gross sales in December 2005, then Maker will pay Holder eighty percent (80%) of $125,636.75 or $100,509.40 on January 11, 2007. Exhibit A attached hereto sets forth the gross sales for each calendar month of2005 that are to be used for purposes of calculating the payments due hereunder.

If the full amount due pursuant to this Note has not been paid by October 11, 2008 because of payment adjustments specified in the previous paragraph, then Maker will pay the remaining outstanding principal balance of this Note in three equal monthly installments of principal plus interest at five and three tenths percent (5.3%), such monthly installments due on November 1, 2008, December 1, 2008 and January 1, 2009.

Maker may pay part or all of the amount due under this Note at any time prior to when it is due without penalty. Any payment hereunder will be applied first to accrued and outstanding interest to the date any payment is received and then to reduce any remaining principal balance.

If Maker fails to pay any installment under this Note when that installment is due and fails to cure that failure to pay within five (5) calendar days after Holder demands payment from Maker, Holder will be entitled to accelerate the entire outstanding balance due hereunder on notice to Maker. If any installment payment due hereunder is made more than ten calendar days after it was due, Maker will pay Holder a late payment fee of two percent (2%) of the amount due.

No failure by Holder to exercise or delay by Holder in exercising any right will be a waiver of that right. No single or partial exercise of any right or power will be deemed an election of remedy or to preclude the exercise of any other right or remedy. All rights and remedies of Holder are cumulative and are not exclusive of any other right or remedy. No modification, rescission, waiver, release or amendment of any provision of this Note will be effective unless evidenced by a written agreement subscribed by Maker and Holder.

Maker hereby waives diligence, presentment and protest and notice of protest, demand or dishonor of this Note. Maker will pay all costs and expenses, including attorney fees, of Holder related to any collection efforts of Holder to enforce Holder's right to be paid pursuant to this Note.

Holder is not required to rely on any security interest or arrangements it may have and may proceed directly against Maker in the event of default.

If any of the following events of default occur, the obligations represented by this Note will become immediately due and payable without demand or notice:

(1) the filing by Maker of any bankruptcy or other insolvency proceedings;

(2) the filing against Maker of any bankruptcy or other insolvency proceedings and the failure of Maker to have those proceedings dismissed within sixty (60) days of when the proceedings were commenced;

(3) Maker's application for the appointment of a receiver;

(4) Maker's general assignment for the benefit of Maker's creditors;

(5) a misrepresentation by Maker to Holder for the purpose of obtaining new credit or extending existing credit; and

(6) Maker's failure to pay any installment due hereunder within ten (10) calendar days after Holder notifies Maker that the payment is due.

Maker will pay all costs Holder incurs in connection with collecting any amount due pursuant to this Note including all attorney fees and other costs of collection.

The provisions of Section 4 of the Stock Sale and Purchase Agreement dated as of September 28, 2006 by and among Maker and Holder and other persons are hereby incorporated by reference and will apply to any dispute between Maker and Holder and Maker's claim that it is not obligated to pay any installment due hereunder.

If any provision of this Note is found for any reason to be unenforceable in whole or in part, every other provision will remain fully operative and enforceable.

This Note will be construed under and governed by the internal laws of the State of New York without regard to principles of conflicts of laws.

RESOLVE STAFFING, INC.

By /s/ Stephen F. Ludders
Stephen F. Ludders, Executive Vice President & Chief Operating Officer

STATE OF NEW YORK   )
                 ) SS.:
COUNTY OF ERIE    )

On October 11, 2006 before me personally came Stephen F. Ludders, whom I know, and, being duly sworn, he said that he is Executive Vice President and Chief Operating Officer of Resolve Staffing, Inc., and he affirmed that he executed this Note as Executive Vice President and Chief Operating Officer of Resolve Staffing, Inc. on behalf of Resolve Staffing, Inc. with full authority to do so.

/s/ Conformed Signature
Notary Public